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                               September 14, 2023

       John Wobensmith
       Chief Executive Officer
       Genco Shipping & Trading Limited
       299 Park Avenue, 12th Floor
       New York, New York 1017

                                                        Re: Genco Shipping &
Trading Limited
                                                            Definitive Proxy
Statement on Schedule 14A
                                                            Filed April 6, 2023
                                                            File No. 001-33393

       Dear John Wobensmith:

              We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

       Definitive Proxy Statement on Schedule 14A filed April 6, 2023

       Pay versus Performance, page 28

   1. Please ensure that you identify each named executive officer included in the calculation of average non-PEO named
executive officer compensation and the fiscal years in which such persons are
included. You may provide this information in a footnote to the pay versus performance
table. See Regulation S-K Item 402(v)(3). This information may not be provided by
cross-reference to other sections of the proxy statement.
   2. Please ensure that you revise your pay versus performance table to adjust the format of the heading "Value of
Initial Fixed $ 100 Investment Based on:" to apply only to columns
                                                        (f) and (g).
   3. At the bottom of page 29 and top of page 30 you include identical graphs for disclosure that appears to be
intended to reflect different relationships. Please ensure that the graphs reflect the intended
information.
 John Wobensmith
FirstName LastNameJohn
Genco Shipping & TradingWobensmith
                          Limited
Comapany 14,
September NameGenco
              2023    Shipping & Trading Limited
September
Page 2    14, 2023 Page 2
FirstName LastName
       Please contact Alyssa Wall at 202-551-8106 or Charlie Guidry at 202-551-3621 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Disclosure Review
Program